EXHIBIT 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges and our coverage deficiency for the periods shown (in thousands except ratios):

	Year ended September 30						Six Months Ended
	2004	2005	2006	2007	2008		March 31, 2009

Income (loss) before income taxes	$3,257	$9,861	($40,315)	($12,604)	($193)		($62,871)
Fixed charges
Interest expense	$6	$4	$1	$73	—		$32
Rent expense (1)	1,145	1,077	1,070	839	681		402

Total fixed charges	$1,151	$1,081	$1,071	$912	$681		$434
Earnings available (deficiency) to cover fixed charges	$4,408	$10,942	($39,244)	($11,692)	$488		($62,437)

Ratio of earnings to fixed charges	3.83	10.12	N/A (2)	N/A (2)	0.72	(2)	N/A (2)

(1)	Represents a reasonable approximation of the interest factor included in rent expense.

(2)	Earnings were insufficient to cover fixed charges for these periods. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus. Although earnings in fiscal year 2008 were positive, the ratio of earnings to fixed charges resulted in less than one-to-one coverage. The amount of the coverage deficiency was $39.2 million, $11.7 million and $0.5 million for the years ended September 30, 2006, 2007 and 2008, respectively, and $62.4 million for the six month period ended March 31, 2009.